FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated February 12, 2004 (including extract of the Consolidated Financial Statements of Quebecor Inc. and Quebecor Media Inc. and its subsidiaries for the three-month and twelve-month periods ended December 31, 2003);

2.	Supplementary disclosure for Quebecor Media Inc.

February 12, 2004

For immediate release

QUEBECOR INC. AND QUEBECOR MEDIA INC. REPORT RESULTS
FOR FOURTH QUARTER AND FINANCIAL YEAR, 2003

Montréal, Québec –  Quebecor Inc. recorded revenues of $11.22 billion in the financial year ended December 31, 2003, compared with $12.06 billion in 2002. The 7.0% decrease was entirely due to the unfavourable impact of the translation of the Quebecor World subsidiary’s revenues into Canadian currency.

Quebecor generated operating income of $1.58 billion in 2003, compared with $1.98 billion in the previous year, a $394.5 million decrease. Quebecor World’s operating income was down US$208.6 million while Quebecor Media’s operating income was up $50.7 million. Quebecor posted net income of $66.4 million ($1.03 per basic share) in 2003, compared with $83.2 million ($1.29 per basic share) in 2002.

Quebecor World reported a net loss of US$31.4 million, compared with net income of US$279.3 million in 2002, which represents a negative difference of CA$180.1 million for Quebecor, net of non-controlling interest. The drop in Quebecor World’s net income was due to the lower operating income, the recording of a charge for impairment of assets, restructuring and other expenses totalling US$98.3 million (compared with US$19.6 million in 2002), income tax adjustments totalling US$53.0 million, and a US$30.2 million debt refinancing charge in 2003.

Quebecor Media recorded net income of $203.9 million in 2003, compared with a net loss of $229.8 million in 2002, an improvement of $433.7 million, or $237.3 million net of non-controlling interest. The increase mainly reflects the rise in operating income, the recording of a $144.1 million net gain on settlement of debt and repurchase of shares of a subsidiary, as well as a $23.2 million decrease in financial expenses, a $37.6 million decrease in reserves for restructuring and special charges, and lower income tax due to the recognition of tax benefits. Quebecor Media had also recorded a write-down of goodwill in the amount of $187.0 million in 2002.

In 2002, Quebecor had realized gains on the sale of businesses, shares of a subsidiary and a portfolio investment totalling $91.2 million, of which $67.4 million derived from the sale of subordinate shares of Quebecor World and $20.0 million from the sale of Quebecor’s interest in TQS inc.

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“Quebecor Media’s excellent financial performance in 2003 kept Quebecor profitable and demonstrated the advantages of the Company’s asset diversification,” said Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Our priority is to give Quebecor World the cost structure and the flexibility it needs to be able to resume its contribution to the Company’s profits and create value for shareholders as soon as markets start to recover.”

In the fourth quarter of 2003, Quebecor’s revenues totalled $2.93 billion, compared with $3.25 billion in the same quarter of 2002. Operating income was $425.3 million, compared with $559.4 million in 2002. Net income amounted to $67.4 million ($1.04 per basic share), compared with $0.3 million in the same period of 2002.

Quebecor Media

»	16.9% increase in Vidéotron’s operating income, customer base growth of 33% and 40% for Internet access services and illico™ digital television respectively.

»	First net gain in cable television subscribers in two years in the second half of 2003, with 22,000 additional customers.

»	$153.7 million net gain on purchase of preferred shares of Vidéotron Télécom held by the Carlyle Group.

»	Reduction in short-term debt repayment obligations of Vidéotron and Sun Media.

In the 2003 financial year, Quebecor Media realized $2.32 billion in revenues, compared with $2.28 billion in 2002, an increase of $41.7 million, or 1.8%. Operating income was up $50.7 million, or 9.0%, to $611.7 million.

In the fourth quarter of 2003, Quebecor Media’s revenues were $631.0 million, compared with $621.9 million in the fourth quarter of 2002. Operating income rose 4.9% to $180.2 million. Net income was $177.9 million, compared with a net loss of $179.6 million in the same period of 2002, a $357.5 million improvement.

Cable Television

Vidéotron recorded revenues of $805.0 million in 2003, an increase of $24.0 million (3.1%) from 2002. Revenues from Internet access services and illico™ rose $47.8 million and $26.7 million respectively, for growth rates of 35% and 51%. Operating income totalled $275.3 million in 2003, a year-over-year increase of $39.8 million (16.9%) due primarily to the growth in the customer base for high-speed Internet access services and the illico™ digital television service, higher rates for Internet services, and the favourable impact on the gross margin of the renegotiation of the service agreement with Vidéotron Télécom. Free cash flow from operations was $88.4 million in 2003.

Vidéotron signed up 100,000 new subscribers to its cable Internet service and 69,000 subscribers to illico™ in 2003. In the last two quarters of the year, Vidéotron gained almost twice as many customers for illico™ as it lost for its analog cable television service. The year also saw the end of the labour dispute between Vidéotron and its unionized employees in the Montréal and Québec City areas.

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In the fourth quarter of 2003, the segment’s revenues were up $11.0 million (5.6%) to $209.6 million. Operating income rose $10.9 million (17.0%) to $75.0 million. The increases were due to the same factors as those noted above in the discussion of the annual results.

Newspapers

Sun Media Corporation reported revenues of $845.9 million in 2003, an increase of $14.3 million (1.7%) from 2002. Advertising revenues rose 2.8%, more than offsetting a 1.7% decline in circulation revenues. Operating income was $224.8 million; the $5.4 million (2.5%) improvement was caused by the higher revenues, the contribution of newly acquired businesses, lower newsprint prices, and reduced operating expenses. Free cash flow from operations totalled $211.0 million. In October 2003, Sun Media closed the acquisition of Annex Publishing & Printing Inc. in southern Ontario, strengthening its positioning in geographic markets in which it was already firmly established.

In the last quarter of 2003, the segment’s revenues increased 1.0% to $225.2 million and operating income held steady at $65.7 million. The impact of the launch of two new free dailies, 24 heures in Montréal and 24 Hours in Toronto, offset the increase in operating income arising from higher revenues.

Broadcasting

In the 2003 financial year, TVA Group recorded revenues of $340.9 million. The $17.5 million (5.4%) year-over increase was driven by higher broadcasting and publishing revenues, which more than made up for lower distribution revenues. Operating income was up 3.3% to $81.5 million, mainly because of higher operating income from publishing operations, which benefited from the inclusion of Publicor’s results for the full twelve months of 2003. The highlight of 2003 was the resounding success of the program Star Académie, which aired on the TVA network from February 16 to April 20, 2003. The program provided Quebecor Media with an opportunity to fully deploy its convergence strategy; several subsidiaries reaped benefits from the media phenomenon. According to the BBM surveys for the Fall 2003 season, the TVA network had a 32% audience share in the French-language market.

In the fourth quarter of 2003, the Broadcasting segment’s revenues were stable at $97.0 million. Operating income declined from $30.8 million to $28.6 million due to the decrease in broadcasting revenues and higher programming costs, which were partially offset by a decrease in other operating expenses.

Other Quebecor Media segments

The results of the Leisure and Entertainment, Business Telecommunications, Web Integration/Technology and Internet/Portals segments are reported in the attached summary financial statements. Highlights of the year include:

»	Business Telecommunications: decrease of $14.2 million in revenues and of $12.9 million in operating income, mainly due to lower Internet-related revenues because of, among other things, renegotiation of the service agreement with Vidéotron.

»	Revenues up 10.4% at Archambault Group. Nearly half the increase came from distribution operations (Select) and new music recording operations (Musicor).

»	Operating loss eliminated in the Web Integration/Technology segment.

»	Internet/Portals: Netgraphe generated net income on an annual basis for the first time in its history.

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Financial position

Quebecor Media made total debt repayments of $549.0 million in 2003, in addition to the $215.0 million repaid in 2002. The refinancing of Vidéotron and Sun Media improved Quebecor Media’s capital structure, reduced combined bank debt repayment obligations, and rescheduled its debt. In December 2003, Quebecor Media purchased the preferred shares held by the Carlyle Group in Vidéotron Télécom for a consideration with an estimated value of $125.0 million at closing, generating an after-tax gain of $153.7 million.

Quebecor World

Quebecor World’s 2003 revenues were US$6.39 billion, an increase of US$119.8 million (1.9%) essentially explained by the favourable impact of currency translation and the acquisition of the printing assets of Hachette Filipacchi Médias. The reduction in revenues when excluding these factors, despite the overall volume increase, was a reflection of the pricing pressure in all business segments.

Quebecor World posted operating income of US$689.8 million in 2003, compared with US$898.4 million in 2002. The US$208.6 million decrease was due to reduced capacity utilization, pricing pressures, and the effect of increases in pension, utilities and medical expenses. Operating income was also reduced by specific charges totalling US$78.8 million. Excluding specific charges and the impact of currency translation, selling, general and administrative expenses were trimmed by US$31.5 million or 6.2%. Free cash flow from operations was US$183.3 million.

Stated in Canadian dollars, Quebecor World’s revenues were $8.96 billion in 2003, an $883.2 million decrease. Operating income declined by $440.1 million from the previous year to $970.3 million in 2003. The negative impact of the exchange rate increased the decline in revenues and operating income.

In the fourth quarter of 2003, Quebecor World’s revenues increased 2.4% to US$1.74 billion and operating income decreased US$63.4 million to $182.8 million. Quebecor World posted a net loss of US$53.9 million, compared with net income of US$70.6 million in the same period of 2002, essentially for the same reasons as those noted above. The net loss included a US$30.2 million loss on debt refinancing as well as tax adjustments, including an adjustment of the average tax rate applied on cumulative temporary differences within different states in the United States in the amount of US$28 million and an additional charge of US$25 million reflecting a revised expectation of tax asset recovery and liabilities from prior years.

Stated in Canadian dollars, revenues decreased from $2.67 billion in the fourth quarter of 2002 to $2.31 billion in the fourth quarter of 2003, and operating income fell from $386.4 million to $245.0 million.

Full financial information

For a detailed analysis of the results of Quebecor Inc. and its subsidiaries in the 2003 financial year, refer to Management’s Discussion and Analysis and the complete consolidated financial statements of Quebecor on the Company’s Web site at http://www.quebecor.com/htmfr/0_0/5_0_4.asp. The Company’s definition of operating income and free cash flow from operations (Appendix 1), Quebecor’s quarterly summary consolidated financial statements (Appendix 2) and Quebecor Media’s quarterly summary consolidated financial statements (Appendix 3) are attached to this press release.

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Conference call and Webcast

Quebecor Inc. will hold a conference call to discuss its results for the fourth quarter and the 2003 financial year on Thursday, February 12, 2004, at 3:00 pm EST. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 800 470-5906. A tape recording of the call will be available February 12 through 19, 2004 by dialling 1 800 558-5253 and entering pass code 21184659. The conference call will also be broadcast live on Quebecor’s Web site at http://www.quebecor.com/htmen/0_0/5_0_14.asp. It is advisable to make sure appropriate software is installed before accessing the conference. Instructions and links to free player downloads are available at the Internet address shown above.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Inc. (TSX: QBR.A, QBR.B) is a communications company with operations in North America, Europe, Latin America and Asia. It has two operating subsidiaries, Quebecor World Inc. and Quebecor Media Inc. Quebecor World is one of largest commercial print media services companies in the world. Quebecor Media owns operating companies in numerous media-related businesses: Vidéotron ltée, the largest cable operator in Quebec and a major Internet Service Provider; Sun Media Corporation, Canada’s second-largest newspaper group; TVA Group Inc., the largest French-language general-interest television network in Quebec; Netgraphe Inc., operator of the CANOE network of English- and French-language Internet properties in Canada; Nurun Inc., a leading Web agency in Canada and Europe. Quebecor Media is also engaged in book publishing, in magazine publishing through TVA Publishing Inc., in distribution and retailing of cultural products through Archambault Group, the largest chain of music stores in eastern Canada, and through the SuperClub Vidéotron chain of video rental and sales stores, and in business telecommunications through Vidéotron Télécom Ltd. Quebecor Inc. has operations in 17 countries.

Information:

Jacques Mallette Executive Vice President and Chief Financial Officer (514) 380-1948	Luc Lavoie Executive Vice President, Corporate Affairs (514) 380-1974 (514) 236-8742 (cell) lavoie.luc@quebecor.com

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APPENDIX 1

DEFINITIONS

Operating income

In its analysis of operating results, the Company defines operating income (or loss) as earnings (or loss) before amortization (including amortization of deferred client incentives), financial expenses, reserves for restructuring of operations, impairment of assets and other charges, non-monetary compensation charges, write-down of goodwill, gains (losses) on sales of businesses, of shares of subsidiaries and of a portfolio investment, gains on dilution resulting from the issuance of shares by subsidiaries, net gain on debt refinancing and on purchase of preferred shares of a subsidiary, and income taxes. Equity income (or loss) from non-consolidated subsidiaries, dividends on preferred shares of subsidiaries, non-controlling interest and the results of discontinued operations are not considered in the computation of operating income. Since the third quarter of 2003, amortization charges applicable to videocassettes owned by the SuperClub Vidéotron subsidiary, which were previously recorded under amortization, have been entered under cost of sales. Operating income for prior periods of 2003 and for the 2002 and 2001 financial years has been restated to reflect the change.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Free cash flow from operations

The Company uses free cash flow from operations as a measure of liquidity. Free cash flow from operations is used to represent funds available for business acquisitions, the payment of dividends on preferred shares and the repayment of long-term debt. Free cash flow from operations is not a measure of liquidity that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Company’s definition of free cash flow from operations may not be identical to similarly titled measures reported by other companies.

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APPENDIX 2 QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars, except earnings per share data) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
REVENUES

Printing	$2,310.6	$2,671.1	$8,962.7	$9,845.9
Cable Television	209.6	198.6	805.0	781.0
Newspapers	225.2	223.1	845.9	831.6
Broadcasting	97.0	97.3	340.9	323.4
Leisure and Entertainment	69.2	66.7	205.0	206.3
Business Telecommunications	17.6	24.6	77.7	91.9
Web Integration/Technology	17.1	19.2	66.3	74.8
Internet/Portals	8.0	5.9	28.2	26.8
Head Office	2.1	0.2	2.3	2.2
Inter-segment	(29.9)	(52.7)	(112.4)	(120.4)

	2,926.5	3,254.0	11,221.6	12,063.5
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(2,501.2)	(2,694.6)	(9,638.6)	(10,086.0)

OPERATING INCOME BEFORE UNDER NOTED ITEMS	425.3	559.4	1,583.0	1,977.5

Amortization	(184.5)	(197.9)	(731.9)	(753.5)
Financial expenses	(159.5)	(157.9)	(605.0)	(624.9)
Reserve for restructuring of operations, impairment of assets and other special charges	(28.5)	(43.3)	(133.7)	(68.5)
Write-down of goodwill	(0.5)	(178.1)	(0.5)	(187.0)
(Losses) gains on sale of businesses, shares of a subsidiary and of a portfolio investment	(1.1)	69.6	(1.1)	91.2
Net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary	97.0	—	104.4	—

INCOME BEFORE INCOME TAXES	148.2	51.8	215.2	434.8

Income taxes:
Current	22.2	16.3	49.6	52.6
Future	2.1	24.8	(28.0)	95.4

	24.3	41.1	21.6	148.0

	123.9	10.7	193.6	286.8
Dividends on preferred shares of subsidiaries	(6.1)	(11.5)	(44.4)	(45.3)
Non-controlling interest	(49.0)	0.9	(83.1)	(159.1)

INCOME FROM CONTINUING OPERATIONS	68.8	0.1	66.1	82.4
Income from discontinued operations	(1.4)	0.2	0.3	0.8

NET INCOME	$67.4	$0.3	$66.4	$83.2

EARNINGS PER SHARE
Basic
From continuing operations	$1.07	$—	$1.02	$1.28
Net income	$1.04	$—	$1.03	$1.29
Diluted
From continuing operations	$1.07	$—	$1.02	$1.24
Net income	$1.04	$—	$1.03	$1.25

Weighted average number of shares outstanding (in millions)	64.6	64.6	64.6	64.6

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APPENDIX 2 QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (continued) (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, (losses) gains on sale of businesses, shares of subsidiaries and of a portfolio investment, gains on dilution and net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary
Printing	$245.0	$386.4	$970.3	$1,410.4
Cable Television	75.0	64.1	275.3	235.5
Newspapers	65.7	65.5	224.8	219.4
Broadcasting	28.6	30.8	81.5	78.9
Leisure and Entertainment	6.0	6.1	14.7	14.5
Business Telecommunications	2.8	7.9	14.4	27.3
Web Integration/Technology	0.8	(0.6)	1.0	(9.9)
Internet/Portals	1.5	0.2	3.1	(2.6)
General corporate (expenses) income	(0.1)	(1.0)	(2.1)	4.0

	$425.3	$559.4	$1,583.0	$1,977.5

Amortization
Printing	$122.4	$134.8	$504.0	$526.8
Cable Television	40.6	40.9	141.8	139.0
Newspapers	7.7	8.2	27.6	26.5
Broadcasting	2.9	2.3	12.2	10.8
Leisure and Entertainment	0.8	1.1	4.1	4.1
Business Telecommunications	8.8	8.6	35.9	35.1
Web Integration/Technology	0.6	1.1	3.3	4.6
Internet/Portals	0.3	0.4	1.3	3.8
Head Office	0.4	0.5	1.7	2.8

	$184.5	$197.9	$731.9	$753.5

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
Balance at beginning of period
As previously reported	$1,077.7	$1,070.3	$1,073.9	$2,155.4
Restatement due to changes in accounting policies (1)	(16.8)	(8.7)	(12.0)	(3.3)

As restated	1,060.9	1,061.6	1,061.9	2,152.1
Reduction due to a change in accounting policy regarding
goodwill, net of non-controlling interest of $989.7 million	—	—	—	(1,173.4)

	1,060.9	1,061.6	1,061.9	978.7
Net income	67.4	0.3	66.4	83.2

Balance at end of period	$1,128.3	$1,061.9	$1,128.3	$1,061.9

(1) These changes, applied retroactively, are related to changes in accounting policies for equipment to subscribers and hook-up costs, and to investments in televisual products and movies. 2

APPENDIX 2 QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
Cash flow related to operations:
Income from continuing operations	$68.8	$0.1	$66.1	$82.4
Adjustments for:
Amortization of property, plant and equipment	171.2	185.9	683.7	709.1
Amortization of deferred charges and write-down of goodwill	13.8	190.1	48.7	231.4
Amortization of deferred financing costs and long-term debt discount	11.9	15.9	63.0	62.1
Reserve for restructuring of operations, impairment of assests and other special charges	9.2	(2.3)	81.4	(2.3)
Non-monetary compensation charges	—	1.4	—	5.7
Write-down of temporary and portfolio investments and of a property	0.5	9.4	0.9	22.3
Interest on redeemable preferred shares of a subsidiary	5.3	5.6	24.5	21.7
Losses (gains) on foreign currency translation on long-term debt	8.0	3.1	(2.0)	3.1
Losses (gains) on sale of other assets	7.0	(68.2)	19.5	(82.7)
Net gain on debt refinancing and on repurchase of redeemable
preferred shares of a subsidiary	(97.0)	—	(104.4)	—
Future income taxes	2.1	24.8	(28.0)	95.4
Non-controlling interest	49.0	(0.9)	83.1	159.1
Other	(10.6)	0.9	(3.3)	(5.3)

	239.2	365.8	933.2	1,302.0
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	503.7	263.7	(5.7)	(195.7)

Cash flow provided by continuing operations	742.9	629.5	927.5	1,106.3
Cash flow provided by (used in) discontinued operations	—	1.4	(0.1)	1.2

Cash flow provided by operations	742.9	630.9	927.4	1,107.5

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(15.6)	8.1	(7.7)	(24.6)
Net (repayments) borrowing under revolving bank facilities
and commercial paper	(464.7)	(406.4)	260.0	(519.8)
Issuance of long-term debt	1,631.1	16.3	2,323.5	224.2
Repayment of long-term debt	(1,636.6)	(186.4)	(2,840.6)	(583.0)
Repurchase of redeemable preferred shares of a subsidiary	(55.0)	—	(55.0)	—
Payment under cross-currency swap arrangements	9.0	—	(118.1)	—
Issuance of capital stock by subsidiaries	3.9	7.4	216.1	50.8
Dividends paid to non-controlling shareholders	(15.7)	(19.7)	(71.1)	(76.0)
Other	8.1	(0.2)	8.0	—

Cash flow used in financing activities	(535.5)	(580.9)	(284.9)	(928.4)

Cash flows related to investing activities:
Business acquisitions, net of cash and cash
equivalents acquired	(49.4)	(10.0)	(327.7)	(20.0)
Proceeds from disposal of businesses	2.0	3.6	24.7	6.6
Additions to property, plant and equipment	(100.5)	(105.1)	(473.1)	(425.3)
Additions to temporary investments and to other assets	(116.2)	(33.6)	(195.5)	(51.0)
Additions to long-term investments	(1.5)	—	(1.5)	—
Acquisition of cash and cash equivalents and temporary investments
held in trust (net of proceeds from disposal)	—	(219.6)	223.0	(217.8)
Proceeds from disposal of assets	2.1	257.1	95.6	359.8
Others	(0.4)	(7.8)	(0.7)	6.3

Cash flows used in investing activities	(263.9)	(115.4)	(655.2)	(341.4)

Net decrease in cash and cash equivalents	(56.5)	(65.4)	(12.7)	(162.3)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	(40.6)	5.7	(85.1)	13.1
Cash and cash equivalents at beginning of period	190.2	250.6	190.9	340.1

Cash and cash equivalents at end of period	$93.1	$190.9	$93.1	$190.9

SEGMENTED INFORMATION

Additions to property, plant and equipment:
Printing	$46.8	$65.8	$340.9	$290.3
Cable Television	38.9	22.8	90.8	91.8
Newspapers	7.5	3.8	14.4	10.3
Broadcasting	1.2	1.5	5.7	6.3
Leisure and Entertainment	0.5	2.7	1.3	4.2
Business Telecommunications	4.7	8.0	17.9	20.9
Web Integration/Technology	0.2	0.3	0.9	1.3
Internet/Portals	0.1	0.1	0.3	0.1
Head office	0.6	0.1	0.9	0.1

	$100.5	$105.1	$473.1	$425.3

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APPENDIX 2 QUEBECOR INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	December 31	December 31
	2003	2002
		(restated)
	(audited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93.1	$190.9
Cash and cash equivalents and temporary investments held in trust
(market value of $11.3 millions ($234.3 millions in 2002))	11.3	234.3
Temporary investments (market value of $194.6 million ($88.7 million in 2002))	194.2	88.7
Accounts receivable	771.5	1,067.3
Income taxes receivable	26.4	62.8
Inventories and investments in televisual products and movies	649.2	799.5
Prepaid expenses	47.2	58.1
Future income taxes	206.9	75.5

	1,999.8	2,577.1
LONG-TERM INVESTMENTS (market value of $467.5 million
($561.7 million in 2002))	352.6	355.5
PROPERTY, PLANT AND EQUIPMENT	4,942.8	5,779.3
FUTURE INCOME TAXES	104.7	97.9
OTHER ASSETS	371.5	413.3
GOODWILL	7,343.7	7,874.4

	$15,115.1	$17,097.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank indebtedness	$5.9	$13.6
Accounts payable, accrued charges and deferred revenue	1,966.2	2,397.2
Income and other taxes	98.1	121.1
Future income taxes	8.1	1.0
Additional amount payable	68.7	—
Current portion of long-term debt and of convertible notes	98.2	643.5

	2,245.2	3,176.4
LONG-TERM DEBT	5,286.4	5,681.8
EXCHANGEABLE DEBENTURES	979.9	979.9
REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY	—	254.2
CONVERTIBLE NOTES	144.7	180.5
OTHER LIABILITIES	496.0	415.1
FUTURE INCOME TAXES	925.9	840.8
NON-CONTROLLING INTEREST	3,652.1	4,102.0
SHAREHOLDERS’ EQUITY:
Capital stock	348.5	348.5
Retained earnings	1,128.3	1,061.9
Translation adjustment	(91.9)	56.4

	1,384.9	1,466.8

	$15,115.1	$17,097.5

4

APPENDIX 3 QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
REVENUES

Cable Television	$209.6	$198.6	$805.0	$781.0
Newspapers	225.2	223.1	845.9	831.6
Broadcasting	97.0	97.3	340.9	323.4
Leisure and Entertainment	69.2	66.7	205.0	206.3
Business Telecommunications	17.6	24.6	77.7	91.9
Web Integration/Technology	17.1	19.2	66.3	74.8
Internet/Portals	8.0	5.9	28.2	26.8
Head Office	0.1	0.2	0.3	2.2
Inter-segment	(12.8)	(13.7)	(49.7)	(60.1)

	631.0	621.9	2,319.6	2,277.9
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(450.8)	(450.1)	(1,707.9)	(1,716.9)

OPERATING INCOME BEFORE UNDERNOTED ITEMS	180.2	171.8	611.7	561.0

Amortization	(62.0)	(63.0)	(227.5)	(226.1)
Financial expenses	(79.4)	(82.8)	(300.0)	(323.2)
Reserve for restructuring of operations, impairment of assets and
other special charges	(0.2)	(14.4)	(1.6)	(39.2)
Write-down of goodwill	(0.5)	(178.1)	(0.5)	(187.0)
(Losses) gains on sale of businesses and other assets	(1.1)	2.4	(1.1)	3.6
Net gain on debt refinancing and on repurchase of redeemable
preferred shares of a subsidiary	136.6	—	144.1	—

INCOME (LOSS) BEFORE INCOME TAXES	173.6	(164.1)	225.1	(210.9)
Income taxes:
Current	17.7	0.7	15.6	(1.3)
Future	(38.4)	(1.0)	(28.0)	6.5

	(20.7)	(0.3)	(12.4)	5.2

	194.3	(163.8)	237.5	(216.1)
Non-controlling interest	(13.7)	(16.3)	(34.1)	(15.2)

INCOME (LOSS) FROM CONTINUING OPERATIONS	180.6	(180.1)	203.4	(231.3)
Income from discontinued operations	(2.7)	0.5	0.5	1.5

NET INCOME (LOSS)	$177.9	$(179.6)	$203.9	$(229.8)

1

APPENDIX 3 QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (continued) (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, impairment of assets and other special charges, write-down of goodwill, (losses) gains on sale of businesses and other assets and gains on dilution and net gain on debt refinancing and on repurchase of redeemable preferred shares of a subsidiary:

Cable Television	$75.0	$64.1	$275.3	$235.5
Newspapers	65.7	65.5	224.8	219.4
Broadcasting	28.6	30.8	81.5	78.9
Leisure and Entertainment	6.0	6.1	14.7	14.5
Business Telecommunications	2.8	7.9	14.4	27.3
Web Integration/Technology	0.8	(0.6)	1.0	(9.9)
Internet/Portals	1.5	0.2	3.1	(2.6)
General corporate expenses	(0.2)	(2.2)	(3.1)	(2.1)

	$180.2	$171.8	$611.7	$561.0

Amortization
Cable Television	$40.6	$40.9	$141.8	$139.0
Newspapers	7.7	8.2	27.6	26.5
Broadcasting	2.9	2.3	12.2	10.8
Leisure and Entertainment	0.8	1.1	4.1	4.1
Business Telecommunications	8.8	8.6	35.9	35.1
Web Integration/Technology	0.6	1.1	3.3	4.6
Internet/Portals	0.3	0.4	1.3	3.8
Head Office	0.3	0.4	1.3	2.2

	$62.0	$63.0	$227.5	$226.1

CONSOLIDATED STATEMENT OF DEFICIT (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
(Deficit) at beginning of period
As previously reported	$(2,745.0)	$(2,606.2)	$(2,780.0)	$(421.7)
Restatement due to a change in accounting policies (1)	(30.7)	(15.9)	(21.7)	(5.9)

As restated	(2,775.7)	(2,622.1)	(2,801.7)	(427.6)
Reduction due to a change in accounting policy regarding goodwill, net of
non-controlling interest of $18.8 millions	—	—	—	(2,144.3)

	(2,775.7)	(2,622.1)	(2,801.7)	(2,571.9)
Net income (loss)	177.9	(179.6)	203.9	(229.8)

(Deficit) at end of period	$(2,597.8)	$(2,801.7)	$(2,597.8)	$(2,801.7)

(1) These changes, applied retroactively, are related to changes in accounting policies for equipment to subscribers and hook-up costs, and to investments in televisual products and movies. 2

APPENDIX 3 QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended December 31		Twelve months ended December 31
	2003	2002	2003	2002
		(restated)		(restated)

			(audited)	(audited)
Cash flow related to operations:
Income (loss) from continuing operations	$180.6	$(180.1)	$203.4	$(231.3)
Adjustments for:
Amortization of property, plant and equipment	58.5	60.4	216.0	216.8
Amortizing of deferred charges and write-down of goodwill	4.0	180.7	12.0	196.3
Amortization of deferred financing costs and long-term debt discount	7.3	18.1	53.7	53.6
Non-monetary compensation charges	—	1.4	—	5.7
Write-down of temporary and portfolio investments, and of a property	0.5	9.4	0.9	22.3
Interest on redeemable preferred shares of a subsidiary	5.3	5.6	24.5	21.7
(Gains) losses on foreign currency translation on long-term debt	(4.2)	(0.1)	(22.0)	(2.2)
Losses on sale of businesses and other assets and gains on dilution	6.9	0.8	20.3	6.2
Net gain on debt refinancing and on repurchase of redeemable
preferred shares of a subsidiary	(136.6)	—	(144.1)	—
Future income taxes	(38.4)	(1.0)	(28.0)	6.5
Non-controlling interest	13.7	16.3	34.1	15.2
Others	(0.2)	0.9	11.8	1.3

	97.4	112.4	382.6	312.1
Net change in non-cash balances related to operations (net of the effect
of business acquisitions and disposals)	108.4	78.8	(18.9)	57.8

Cash flow provided by continuing operations	205.8	191.2	363.7	369.9
Cash flow provided by (used in) discontinued operations	—	1.4	(0.1)	1.2

Cash flow provided by operations	205.8	192.6	363.6	371.1

Cash flows related to financing activities:
Net (decrease) increase in bank indebtedness	(15.7)	7.9	(8.9)	(24.9)
Issuance of long-term debt	802.1	—	1,645.4	25.8
Repayment of long-term debt	(811.1)	(152.5)	(2,053.3)	(225.1)
Repurchase of redeemable preferred shares of a subsidiary	(55.0)	—	(55.0)	—
Deferred financing costs	(11.0)	—	(22.1)	—
Payments under cross-currency swap arrangements	9.0	—	(118.1)	—
Proceeds from issuance of capital stock	—	4.2	431.9	31.9
Issuance of capital stock by subsidiaries	—	—	1.2	—
Dividends paid to non-controlling shareholders	(1.3)	(1.7)	(5.4)	(5.9)
Decrease in advance receivable from parent company	30.9	2.2	26.1	4.2

Cash flow used in financing activities	(52.1)	(139.9)	(158.2)	(194.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash
equivalents acquired	(50.6)	(9.9)	(76.2)	(14.2)
Proceeds from disposal of businesses and
other assets	2.0	3.5	24.7	6.6
Additions to property, plant and equipment	(53.3)	(39.2)	(131.8)	(135.0)
Additions to others assets	(0.8)	(2.3)	(1.4)	(6.5)
(Increase) decrease in temporary investments	(115.5)	(82.0)	(106.8)	(68.1)
Proceeds from disposal of assets	1.3	10.6	4.3	14.7
Additions to long-term investments	(1.5)	—	(1.5)	—
Others	1.8	7.9	0.2	6.2

Cash flows used in investing activities	(216.6)	(111.4)	(288.5)	(196.3)

Net decrease in cash and cash equivalents	(62.9)	(58.7)	(83.1)	(19.2)
Effect of exchange rate changes on cash and cash equivalents denominated
in foreign currencies	—	0.2	(1.6)	(0.3)
Cash and cash equivalents at beginning of period	166.5	246.8	188.3	207.8

Cash and cash equivalents at end of period	$103.6	$188.3	$103.6	$188.3

SEGMENTED INFORMATION

Additions to property, plant and equipment:
Cable Television	$38.9	$22.8	$90.8	$91.8
Newspapers	7.5	3.8	14.4	10.3
Broadcasting	1.2	1.5	5.7	6.3
Leisure and Entertainment	0.5	2.7	1.3	4.2
Business Telecommunications	4.7	8.0	17.9	20.9
Web Integration/Technology	0.2	0.3	0.9	1.3
Internet/Portals	0.1	0.1	0.3	0.1
Head Office	0.2	—	0.5	0.1

	$53.3	$39.2	$131.8	$135.0

3

APPENDIX 3 QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	December 31	December 31
	2003	2002
		(restated)
	(audited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$103.6	$188.3
Temporary investments (market value of $194.6 million ($87.9 million in 2002))	194.2	87.8
Accounts receivable	316.9	329.8
Income taxes receivable	18.2	28.8
Inventories and investments in televisual products and movies	126.1	133.2
Prepaid expenses	22.9	18.6
Future income taxes	68.6	31.9

	850.5	818.4
LONG-TERM INVESTMENTS (market value of $12.8 million
($12.6 million in 2002))	12.8	12.6
ADVANCES RECEIVABLE FROM PARENT COMPANY	—	26.1
PROPERTY, PLANT AND EQUIPMENT	1,562.9	1,676.5
FUTURE INCOME TAXES	96.8	97.9
OTHER ASSETS	172.7	236.9
GOODWILL	3,906.2	3,883.4

	$6,601.9	$6,751.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank indebtedness	$4.2	$13.1
Accounts payable and accrued charges	514.4	587.3
Deferred revenue	119.9	111.9
Income and other taxes	17.9	9.3
Advances payable to parent company and companies
under common control	16.4	22.6
Future income taxes	—	0.9
Additionnal amount payable	68.7	—
Current portion of long-term debt	60.0	575.6

	801.5	1,320.7
LONG-TERM DEBT	2,696.8	2,931.0
REDEEMABLE PREFERRED SHARES OF A SUBSIDIARY	—	254.2
OTHER LIABILITIES	236.2	51.4
FUTURE INCOME TAXES	270.6	247.3
NON-CONTROLLING INTEREST	201.8	195.3
SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,341.8
Contributed surplus	3,220.6	3,214.6
Deficit	(2,597.8)	(2,801.7)
Translation adjustment	(1.5)	(2.8)

	2,395.0	1,751.9

	$6,601.9	$6,751.8

4

Supplementary Disclosure

Quarter / 12-Month Period
Ended December 31, 2003

For additional information, please contact

Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or

Jean-François Pruneau, Manager, Corporate Finance, at (514) 380-4144

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor
statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the
Company’s public filings with the Securities Exchange
Commission.

/2

Supplementary Disclosure

December 31, 2003

Debt Schedule

QUEBECOR MEDIA INC.

(1)  Classified under "Other liabilities" in Quebecor Media's financial statements

(in millions)

Quebecor Media

Revolving Credit Facility due 2004 - General (Availability : $46)

-

$

Revolving Credit Facility due 2004 - Swaps (Availability : $98)

97.0

Senior Notes/Senior Discount Notes due 2011

1,196.8

1,293.8

Vidéotron

Revolving Credit Facility due 2005 (Availability : $100)

-

Term Loan C due 2008

355.7

6 7/8% Senior Notes due 2014

430.4

9 1/8% CF Cable Notes due 2007

100.6

886.7

Sun Media

Revolving Credit Facility due 2008 (Availability : $75)

-

Term Loan due 2009

288.0

7 5/8% Senior Notes due 2013

263.7

551.7

TVA

24.4

Other Debt

4.4

Total Quebecor Media

2,761.0

$

Additional Amount Payable (Vidéotron Telecom)

68.7

$

185.9

Cash-on-hand

Quebecor Media

297.8

Vidéotron

48.4

$

Sun Media

44.1

Quebecor Media Parent

110.5

Vidéotron Telecom

43.1

Other

51.7

297.8

$

Cross-Currency Interest Rate Swap Agreements (1)

/3

Supplementary Disclosure

December 31, 2003

Operating Results

VIDÉOTRON

(1)

Net of programming credits due to marketing programs and strike-related service disruption credits (2002)

2002

Dec 31

Mar 31

Jun 30

Sept 30

Dec 31

Homes Passed ('000)

2,329

2,332

2,337

2,344

2,351

Basic Subscribers ('000)

1,440

1,433

1,412

1,423

1,433

Basic Penetration

61.8%

61.4%

60.4%

60.7%

60.9%

Extended Tier Subscribers ('000)

1,172

1,164

1,146

1,157

1,172

Extended Tier Penetration

81.4%

81.2%

81.2%

81.3%

81.8%

Digital Set-Top Boxes ('000)

182

195

208

228

257

Digital Penetration

12.6%

13.6%

14.7%

16.1%

18.0%

HSD Subscribers ('000)

306

334

352

379

406

HSD Penetration

21.3%

23.3%

24.9%

26.6%

28.4%

2003

4

th

Quarter

2002

2003

VAR

2002

2003

VAR

(in millions)

Revenues

197.9

$

209.2

$

5.7%

781.0

$

805.0

$

3.1%

Cable

142.4

$

140.5

$

-1.4%

579.2

$

558.9

$

-3.5%

Internet

39.2

$

50.2

$

28.0%

135.5

$

183.3

$

35.2%

Other

16.2

$

18.5

$

13.7%

66.3

$

62.8

$

-5.2%

EBITDA

64.2

$

75.0

$

16.8%

235.5

$

275.3

$

16.9%

EBITDA Margin (%)

32.4%

35.8%

30.2%

34.2%

CAPEX (NCTA Standard Reporting Categories)

Customer Premise Equipment

6.9

$

14.1

$

52.6

$

35.2

$

Scalable Infrastructure

4.1

0.1

4.7

6.5

Line Extensions

3.2

10.2

10.7

19.7

Upgrade / Rebuild

(0.3)

6.9

10.5

14.4

Support Capital

4.0

1.3

8.0

7.8

Total - NCTA Classification

17.9

$

32.6

$

82.4%

86.5

$

83.6

$

-3.4%

Other

1.7

2.1

6.5

6.7

Total Capital Expenditures

19.6

$

34.7

$

77.0%

93.0

$

90.3

$

-3.0%

2-Way Capability

97.0%

97.0%

97.0%

97.0%

32.81

$

32.81

$

32.78

$

32.68

$

41.85

$

44.54

$

40.45

$

43.40

$

Full Year

TOTAL ARPU (1)

Cable ARPU (1)

/4

Supplementary Disclosure

December 31, 2003

Operating Results

SUN MEDIA CORPORATION

(1)

Excluding transactions between Urban Dailies and Community Newspapers

*  Revenues and EBITDA from continuing operations only

2002

2003

VAR

50,032

46,948

-6.2%

223.1

$

225.2

$

0.9%

155.9

$

157.9

$

1.3%

166.3

$

164.8

$

-0.9%

56.8

$

60.4

$

6.4%

65.5

$

65.6

$

0.1%

29.4%

29.1%

-0.1%

4

th

Quarter

2002

2003

VAR

179,367

176,241

-1.7%

831.6

$

845.9

$

1.7%

570.9

$

587.2

$

2.8%

619.5

$

624.8

$

0.9%

212.1

$

221.1

$

4.2%

219.4

$

224.8

$

2.4%

26.4%

26.6%

0.5%

Full Year

     Lineage ('000)

        Urban Dailies

     (in millions)

     Revenues

        Advertising

     EBITDA

        EBITDA Margin

    Change in Newsprint Expense

        Urban Dailies (1)

        Community Newspapers (1)

Number

of Shares

%

%

Owned

Equity

Voting

TVA

12,226,617

37.6%

99.9%

Netgraphe

158,631,366

75.5%

97.7%

19,076,605

57.3%

57.3%

8,000,000

66.7%

81.0%

(1)

(2)

(2)

QUEBECOR MEDIA INC.

Supplementary Disclosure

December 31, 2003

Shares Held in Subsidiaries

/5

(1)

(2)

(3)

(4)

Excluding 24,955,978 shares that are indirectly held by TVA

% Equity and % Voting include Quebecor Media's interest in the 24,955,978 shares that are indirectly held by TVA

Excluding 500,000 shares held by Quebecor World

Owned by Nurun

Nurun (3)

Mindready (4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC. (s) Claudine Tremblay —————————————— By: Claudine Tremblay Assistant Secretary

Date: February 12, 2004